Filed Pursuant to Rule 433

Registration Statement No. 333-198680

Pricing Term Sheet

September 12, 2014

THE WHITEWAVE FOODS COMPANY

The following information supplements the Issuer’s Preliminary Prospectus Supplement, dated September 11, 2014 (the “Preliminary Prospectus Supplement”).

Issuer:	The WhiteWave Foods Company

Guarantors:	All existing and future direct and indirect subsidiaries of The WhiteWave Foods Company that are guarantors under its senior secured credit facilities

Size:	$500,000,000

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer (Before Expenses):	$492,500,000

Maturity:	October 1, 2022

Coupon:	5.375%

Price:	100% of face amount

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+297 basis points

Benchmark Treasury:	UST 1.625 due August 15, 2022

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015

Redemption Provisions:

Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Redemption with proceeds of certain public equity offerings:	Before October 1, 2017, up to 40% may be redeemed at 105.375%

Trade Date:	September 12, 2014

Settlement:	T+3; September 17, 2014

CUSIP:	966244AA3

ISIN:	US966244AA30

Ratings*:	B1 / BB- (Moody’s / S&P)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC

Co-managers:	Mitsubishi UFJ Securities (USA), Inc. Rabo Securities USA, Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Changes to the Preliminary Prospectus Supplement:	The following information supersedes any similar information included in the Preliminary Prospectus Supplement.

(a) The amounts opposite the following line items replace the amounts for such line items in the Pro forma Twelve Months ended June 30, 2014 column on page S-14 of the Preliminary Prospectus Supplement:

Interest expense	$55,819
Income from continuing operations	81,727
Net income attributable to The WhiteWave Foods Company	81,185
Ratio of earnings to fixed charges	4.75x
Cash interest expense	31,621
Pro forma Adjusted EBITDA to pro forma cash interest expense	12.7x
Net debt (as adjusted) to pro forma Adjusted EBITDA	3.18x

(b) The last sentence of footnote 8 on page S-17 of the Preliminary Prospectus Supplement is deleted in its entirety and replaced with the following:

“Our ratio of earnings to fixed charges would have been 5.19x and 4.61x for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, assuming this offering (and the application of proceeds therefrom) had occurred on January 1, 2014 and 2013, respectively.”

(c) The first sentence in the “Use of proceeds” section on page S-35 of the Preliminary Prospectus Supplement is deleted in its entirety and replaced with the following:

“We expect the net proceeds from this offering to be approximately $490.7 million after deducting the underwriting discounts and commissions and our estimated offering expenses, as described in “Underwriting (conflicts of interest).”

(d) The “Capitalization” section on page S-36 of the Preliminary Prospectus Supplement is deleted in its entirety and replaced with the “Capitalization” section set forth below.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis giving effect to (a) the amendment to the credit agreement governing our senior secured credit facilities we entered into on August 29, 2014, and (b) the issuance and sale of $500.0 million of notes in this offering and the application of proceeds therefrom as described in “Use of proceeds.”

You should read the information in the following table together with “Selected historical consolidated financial data,” “Unaudited pro forma condensed financial information,” “Management’s discussion and analysis of financial condition and results of operations,” and our audited and unaudited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

(dollars in thousands)	Actual	As adjusted
Cash and cash equivalents(1)	$65,953	$249,398

Debt (including current portion)
Senior secured credit facilities(2)	1,302,440	1,000,000
Capital lease obligations	22,138	22,138
Notes offered hereby	—	500,000

Total debt	$1,324,578	$1,522,138

Total shareholders’ equity	$1,045,665	$1,045,665

Total capitalization	$2,370,243	$2,567,803

(1)	Represents the historical balance as adjusted to give effect to the receipt of the gross proceeds from this offering, reduced by the amount of debt repaid under the senior secured credit facilities with such proceeds, the fees and expenses incurred in connection with the amendment to the senior secured credit facilities and the estimated fees and expenses to be incurred in connection with this offering. See note 2 below.
(2)	As of June 30, 2014, we had outstanding borrowings of $1.3 billion under the senior secured credit facilities, of which $975.0 million consisted of term loan borrowings and $327.4 million consisted of borrowings under the $850.0 million revolving portion of the senior secured credit facilities. On August 29, 2014, we entered into an amendment to the credit agreement governing our senior secured credit facilities to, among other things, extend maturities, reset our amortization requirements, increase borrowing capacity under our revolving credit facility and create additional financial flexibility. The as adjusted presentation represents the historical balance as adjusted to give effect to such amendment and the $1.0 billion of term loan borrowings that will be outstanding under our senior secured credit facilities following the completion of this offering, assuming the repayment of all outstanding borrowings under our revolving credit facility with the net proceeds from this offering.

(e) The ratio “4.25 to 1.0” on each of page S-87 and S-88 of the Preliminary Prospectus Supplement is deleted in its entirety and replaced with “4.50 to 1.0”.

(f) The pro forma financial information contained in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (866) 803-9204.

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